                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                (AMENDMENT NO. 1)


                          CAPITAL FACTORS HOLDING, INC.
                        ---------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                      -------------------------------------
                         (Title of Class of Securities)

                                   139905 10 3
                     --------------------------------------
                                 (CUSIP Number)



The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                              CUSIP No. 139905 10 3

(1)      Names of Reporting Persons         Union Planters Bank of Florida
                                    --------------------------------------------

         S.S. or I.R.S. Identification Nos. of Above Persons    59-1531185
                                                            --------------------

(2)      Check the Appropriate Box if a Member of a Group
         (See Instructions)  (a)  [ ]          (b)  [X]

(3)      SEC Use Only
                     -----------------------------------------------------------

(4)      Citizenship or Place of Organization        State of Florida, U.S.A.
                                              ----------------------------------

            Number            (5)   Sole Voting Power           10,000,000
              of                                      ----------------------
            Shares
         Beneficially         (6)   Shared Voting Power         0
            Owned                                       ------------------------
             by
            Each              (7)   Sole Dispositive Power      10,000,000
          Reporting                                      ---------------------
           Person
            With              (8)   Shared Dispositive Power    0
                                                             -------------------


(9)  Aggregate Amount Beneficially Owned by Each Reporting Person   10,000,000
                                                                  --------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

(11) Percent of Class Represented by Amount in Row (9)        81.3% (1)
                                                       -------------------------

(12) Type of Reporting Person                         HC, BC
                             ---------------------------------------------------
-------------------
     1 Calculated on the basis of 12,303,950 shares of Common Stock outstanding on February 6, 1998.

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ITEM 1(a).            Name of Issuer:

                      CAPITAL FACTORS HOLDING, INC.

ITEM 1(b).            Address of Issuer's Principal Executive Offices:

                      120 East Palmetto Park Road
                      5th Floor
                      Boca Raton, Florida 33432

ITEM 2(a).            Name of Person Filing:

                      Union Planters Bank of Florida

ITEM 2(b).            Address of Principal Business Office:

                      1221 Brickell Avenue, 12th Floor
                      Miami, Florida 33131

ITEM 2(c).            Citizenship:

                      State of Florida, U.S.A.

ITEM 2(d).            Title of Class of Securities:

                      Common Stock, $.01 Par Value

ITEM 2(e).            CUSIP Number:

                      139905 10 3

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), identify the status of the person filing.

                      Not applicable.

ITEM 4.               Ownership.

        (a)           Amount Beneficially Owned: 10,000,000 shares

        (b)           Percent of Class: 81.3% (1)

--------------------

          1 Calculated on the basis of 12,303,950 shares of Common Stock outstanding on February 6, 1998.

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           (c)        Number of shares as to which such person has:

                  (i)         sole power to vote or to            10,000,000
                                direct the vote

                  (ii)        shared power to vote or to                   0
                                direct the vote

                  (iii)       sole power to dispose or to         10,000,000
                                direct the disposition of

                  (iv)        shared power to dispose or to                0
                                direct the disposition of

ITEM 5.           Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

ITEM 8.           Identification and Classification of Members of the Group.

                  Not applicable.

ITEM 9.           Notice of Dissolution of Group.

                  Not applicable.

ITEM 10.          Certification.

                  Not applicable.




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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 1998                 UNION PLANTERS BANK OF FLORIDA



                                  By: /s/ Timothy E. Kish
                                      --------------------------------------
                                      Timothy E. Kish, Executive Vice President,
                                      General Counsel and Corporate Secretary



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